VIA EDGAR

September 29, 2022

Mr. David Plattner

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.

Schedule TO-I filed September 14, 2022

File No. 005-80980

Dear Mr. Plattner:

On behalf of Navios Maritime Holdings Inc. (the “Company” or “Navios”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s September 22, 2022 letter. Capitalized terms that are used but not defined herein have the meanings ascribed to such terms in the Schedule TO-I and related exhibits (as amended and supplemented from time to time, the “Schedule TO”).

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the Company’s response below.

Schedule TO-I filed September 14, 2022

General

1.

Please provide an analysis supporting the apparent conclusion that Rule 13e-3 is inapplicable to the Offer. In this regard we note, among other disclosure, multiple references in the Offer to Purchase to the possibility of the ADSs being delisted.

Response: The Company has revised the terms of the Offer as set forth in Amendment No. 1 to the Schedule TO and the Amended and Restated Offer to Purchase each filed on the date hereof. Accordingly, the Company is no longer seeking to acquire all of the Series G ADSs and, as such, the closing of the Offer will not result in the Series G ADSs (or Series H ADSs) being delisted. Accordingly, the Company does not believe that Rule 13e-3 is applicable to the Offer.

Corby.Baumann@ThompsonHine.com    Fax: 212.344.6101    Phone: 212.908.3933

2.

Rule 13e-4(f)(3) states that when an issuer “makes a tender offer for less than all of the outstanding securities of a class,” then the securities tendered must be purchased on a pro rata basis according to the number of securities tendered by each holder. The offer appears to be impermissibly structured using a single proration pool for both Series G ADSs and Series H ADSs. Please restructure as two separate offers, or advise.

Response: In response to the Staff’s comment, the Company has revised the Offer to provide that the Company is seeking to acquire up to 300,000 of the outstanding Series G ADSs and up to 1,000,000 of the outstanding Series H ADSs. In addition, the Company has revised the Offer to provide that if proration is required, the Series G ADSs will be prorated on the basis of the number of Series G ADSs tendered and the Series H ADSs will separately be prorated the basis of the number of Series H ADSs tendered.

3.

Please attach as an exhibit any letter of transmittal that is being used in connection with the Offer. If the only such letter being used is that which is included in Exhibit (a)(1)(C), please confirm.

Response: The Company advises the Staff that the depositary, Citibank, N.A., is the only record holder of the Preferred Shares, which Preferred Shares are held by Citibank, N.A. pursuant to the terms of the Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254754), filed on March 26, 2021), and the Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254759), filed on March 26, 2021). Accordingly, holders of the Series G ADSs and Series H ADSs will not tender through use of any letter of transmittal but rather through tendering into the Tender Agent’s account at DTC, and, accordingly, no letter of transmittal is necessary or will be utilized in connection with any tendered shares.

4.

We note that you have incorporated by reference the issuer’s financial statements included in its periodic reports as permitted by Instruction 3 to Item 10 of Schedule TO. However, you must provide at least the summary financial statements required by Item 1010(c) of Regulation M-A in the disclosure document disseminated to target security holders. See Instruction 6 to Item 10 of Schedule TO and the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Telephone Interpretations (July 2001) at Section I.H.7.

Response: We respectfully advise the Staff that the Company has revised Item 10 of the Schedule TO in order to reflect that the financial statements have not been included because (i) the consideration offered to security holders consists solely of cash and are not material to a determination made by a tendering holder, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

5.

A tender offer subject to Rule 13e-4 must be available to all subject security holders. This offer appears to be made only to holders of ADSs of Series G Preferred and Series H Preferred. Please revise to clarify that holders of the underlying classes of preferred shares may participate, or advise.

Response: As noted above, we respectfully advise the Staff that the Preferred Shares are held by one record holder, Citibank, N.A., and that the Offer is being made for Series G ADSs, Series H ADSs, and the Preferred Shares underling such Series G ADSs and Series H ADSs. While the Preferred Shares may participate, as a practical matter, the Series G ADSs and Series H ADSs will need to be tendered for the depositary, Citibank N.A., who is also the Tender Agent in the Offer, to take action. Please see the revised disclosure on the cover page, and pages 10 and 19 of the Schedule TO.

Offer to Purchase

Summary Term Sheet, page 3

6.

Please delete or clarify the reference to “earlier terminated” on page 4 to avoid any impression that (i) a valid offer could last fewer than 20 business days or (ii) that the offer could be terminated other than in connection with the non-satisfaction of an offer condition. Relatedly, clarify the wording at the bottom of page 12 to avoid the latter impression.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-11 and 18.

Risks Associated with the Offer, page 12

7.

We note the following disclosure on page 12: “Even if the Offer is consummated, it may not be consummated on the schedule described herein. Accordingly, holders of Series G ADSs and Series H ADSs participating in the Offer may have to wait longer than expected to receive their cash, during which time such holder will not be able to effect transfers or sales of their Series G ADSs and Series H ADSs that were tendered in the Offer.” Other statements in the Offer to Purchase also appear to call into question the ability of the Company to meet the prompt payment requirement of Rule 14e-1(c), notwithstanding references acknowledging the applicability of such provision in the Offer to Purchase. Please therefore supplementally provide a legal analysis regarding the Company’s ability to comply with Rule 14e-1(c). In addition, revise the quoted language to avoid implying that payment for tendered securities will not be made promptly after expiration, as required by that Rule.

Response: We respectfully advise the Staff that the Company has revised the disclosure on pages 18 and 19.

Market Price and Dividend Information, page 28

8.	At the bottom of page 28, please change the reference from “Series H Preferred” to “Series H ADSs.”

Response: We respectfully advise the Staff that the Company has updated the disclosure in response to the Staff’s comment.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc: Vasiliki Papaefthymiou, Navios Maritime Holdings Inc.
Todd Mason, Thompson Hine LLP

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